UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CARPARTS.COM, INC.
(Exact name of registrant as specified in its charter)

Delaware	68-0623433
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2050 W. 190th Street, Suite 400
Torrance, CA	90504
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series B Junior Participating Preferred Stock Purchase Right	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On April 5, 2024, CarParts.com, Inc. (the “Company”) entered into the Tax Benefits Preservation Plan (the “Plan”), between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), and the Board of Directors of the Company (the “Board”) declared a dividend of one Series B Junior Participating Preferred Stock purchase right (the “Rights”) for each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) under the terms of the Plan.  The dividend is payable on April 16, 2024 to the stockholders of record as of the close of business on April 16, 2024 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.001 per share, of the Company (“Preferred Stock”) at a price of $11.13 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in the Plan.

Until the close of business on the earlier to occur of (i) the tenth business day following the public announcement that a person or group has become an “Acquiring Person” by acquiring or obtaining the right to acquire beneficial ownership of 4.99% or more of the outstanding shares of Common Stock (or the Board becoming aware of an Acquiring Person, as defined in the Plan) or (ii) the tenth business day following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an “Acquiring Person”, in each case with certain exceptions (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to Common Stock certificates outstanding as of the Record Date (or any book-entry shares in respect thereof), by such Common Stock certificate (or registration in book-entry form), and the Rights will be transferable only in connection with the transfer of Common Stock.  Notwithstanding the foregoing, any person or group that beneficially owns 4.99% or more of the outstanding shares of Common Stock immediately prior to the first public announcement of the Plan (an “Existing Holder”) will not be deemed an Acquiring Person under the Plan unless and until such person or group acquires beneficial ownership of one or more additional shares of Common Stock.  However, if upon acquiring beneficial ownership of one or more additional shares of Common Stock, the Existing Holder does not beneficially own 4.99% or more of the Common Stock then outstanding, the Existing Holder will not be treated as an Acquiring Person for purposes of the Plan.  The Board (or a committee thereof) may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Plan if the Board determines that such person’s or group’s ownership of Common Stock will not jeopardize or endanger the value or availability of certain of the Company’s tax attributes (the “Tax Attributes”), or if the Board in good faith determines that such person shall be an exempt person.

The Plan provides that, until the Distribution Date (or earlier expiration or redemption of the Rights), the Rights will be attached to and will be transferred with and only with the Common Stock.  Until the Distribution Date (or the earlier expiration or redemption of the Rights), new shares of Common Stock issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Plan by reference (with respect to shares represented by certificates) or notice thereof will be provided in accordance with applicable law (with respect to uncertificated shares).  Until the Distribution Date (or earlier expiration or redemption of the Rights), the surrender for transfer of any certificates representing shares of Common Stock outstanding as of the Record Date or the transfer by book-entry of any uncertificated shares of Common Stock, will also constitute the transfer of the Rights associated with such shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire upon the earliest of: (i) the close of business on the third anniversary of the adoption of the Plan (the “Final Expiration Date”); (ii) the close of business on the first anniversary of the date of the adoption of the Plan if stockholder approval of the Plan is not obtained prior to such date; (iii) the time at which the Rights are redeemed pursuant to the Plan, (iv) the time at which the Rights are exchanged pursuant to the Plan; (v) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement approved by the Board; (vi) the close of business on the effective date of the repeal of Section 382 of the Internal Revenue Code if the Board determines that the Plan is no longer necessary or desirable for the preservation of the Tax Attributes; or (vii) the close of business on the first day of a taxable year of the Company to which the Board determines that no Tax Attributes may be carried forward or otherwise utilized.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable.  Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock, subject to adjustment.  In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock.  Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.  These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right (including payment of the Purchase Price) that number of shares of Common Stock having a market value of two times the Purchase Price.

At any time after any person or group becomes an Acquiring Person but prior to the acquisition by such Acquiring Person of beneficial ownership of 50% or more of the voting power of the shares of Common Stock then outstanding, the Board may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other stock) equivalent in value thereto, per Right (subject to adjustment for stock splits, stock dividends and similar transactions).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the earlier of (i) the time an Acquiring Person becomes such and (ii) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine.  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may amend the Plan in any manner.  After the Rights are no longer redeemable, the Company may amend the Plan in any manner that does not (i) adversely affect the interests of holders of the Rights as such (other than the Acquiring Person or any associate or affiliate thereof) and (ii) cause the Rights again to become redeemable or cause the Plan again to become amendable as to an Acquiring Person (or any associate or affiliate thereof).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The form of Plan between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Certificate of Designation of Series B Junior Participating Preferred Stock of the Company, as Exhibit B the Form of Right Certificate, and a press release issued by the Company on April 5, 2024 with respect to the Rights, are attached hereto as exhibits and incorporated herein by reference.  The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2.	Exhibits.

The following list of exhibits includes both exhibits submitted with this report and those incorporated by reference to other filings:

Exhibit Number	Exhibit Description

3.1	Certificate of Designation of Series B Junior Participating Preferred Stock, filed with the Secretary of State of the State of Delaware on April 5, 2024.

4.1
Tax Benefits Preservation Plan, dated as of April 5, 2024, between CarParts.com, Inc. and Computershare Trust Company, N.A., as Rights Agent, together with the following exhibits thereto: Exhibit A — Form of Certificate of Designation of Series B Junior Participating Preferred Stock of CarParts.com, Inc.; Exhibit B — Form of Right Certificate.

99.1	Press Release, dated April 5, 2024.

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement be signed on its behalf by the undersigned, thereunto duly authorized.

CarParts.com, Inc.

Date: April 5, 2024	By:	/s/ David Meniane
	Name:	David Meniane
	Title:	Chief Executive Officer